EXHIBIT 99.1

Colliers Reports Very Strong Fourth Quarter Results

Growth across all services, geographies drives full year revenue to exceed $4 billion milestone

Fourth quarter and full year operating highlights:

	Three months ended		Twelve months ended
	December 31		December 31
(in millions of US$, except EPS)	2021	2020	2021	2020

Revenues	$1,345.5	$913.7	$4,089.1	$2,786.9
Adjusted EBITDA (note 1)	192.0	154.9	544.3	361.4
Adjusted EPS (note 2)	2.25	1.79	6.18	4.18

GAAP operating earnings	138.4	79.4	(131.5)*	164.6
GAAP diluted EPS	0.92	0.80	(9.09)*	1.22
* Includes $471.9 million settlement of Long-Term Incentive Arrangement with the Company's Chairman & CEO.

TORONTO, Feb. 10, 2022 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ and TSX: CIGI) (“Colliers” or the “Company”) today announced operating and financial results for the fourth quarter and year ended December 31, 2021. All amounts are in US dollars.

For the quarter ended December 31, 2021, revenues were $1.35 billion, up 47% (48% in local currency) relative to the same quarter in the prior year. Adjusted EBITDA (note 1) was $192.0 million, up 24% (25% in local currency) and adjusted EPS (note 2) was $2.25, up 26% versus the prior year period. Fourth quarter adjusted EPS would have been approximately $0.03 higher excluding foreign exchange impacts. GAAP operating earnings were $138.4 million, up from $79.4 million in the prior year quarter. GAAP diluted net earnings per share were $0.92, versus $0.80 in the prior year quarter. Fourth quarter GAAP EPS would have been approximately $0.03 higher excluding changes in foreign exchange rates.

For the full year ended December 31, 2021, revenues were $4.09 billion, up 47% (44% in local currency) relative to the same period in the prior year, adjusted EBITDA (note 1) was $544.3 million, up 51% (48% in local currency) versus prior year and adjusted EPS (note 2) was $6.18, up 48% versus prior year. Full year ended December 31, 2021 adjusted EPS would have been approximately $0.13 lower excluding foreign exchange impacts. The GAAP operating loss was $131.5 million and included the settlement of the Long-Term Incentive Arrangement (“LTIA”) with the Company's Chairman & CEO which was approved by 95% of the Company’s disinterested shareholders. The GAAP diluted loss per share was $9.09. Full year GAAP EPS would have been approximately $0.14 lower excluding changes in foreign exchange rates.

“Colliers delivered very strong fourth quarter results with full year revenues exceeding the $4 billion milestone,” said Jay S. Hennick, Global Chairman & CEO of Colliers. “Capital Markets, Leasing and Outsourcing & Advisory were all up significantly, across all service lines and geographies, while Investment Management delivered record results, raising more than $6 billion in new capital and finishing the year with more than $50 billion in assets under management (AUM). With a globally balanced and highly diversified business model and sharp focus on continued growth in existing operations with emphasis on more recurring revenue streams, Colliers is stronger and more resilient than ever. Last month, we agreed to invest in Basalt Infrastructure, a leading transatlantic infrastructure investment management firm with more than $8 billion in AUM, adding another highly differentiated investment management firm specializing in the important utility, transportation, energy/renewables and communications sectors. Together with the previously announced acquisition of Milan-based Antirion to augment our Colliers Global Investors business in Europe, we expect to add more than $12 billion in AUM to our Investment Management segment once these transactions are completed. With a strong global brand and growth platform, proven track record of more than 27 years, balanced and highly diversified business model, unique enterprising culture and significant inside ownership, Colliers is better positioned than at any other time in our history to continue creating significant value and superior investment returns for shareholders,” he concluded.

About Colliers
Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 64 countries, our 17,000 enterprising professionals work collaboratively to provide expert real estate and investment advice to clients. For more than 27 years, our experienced leadership with significant inside ownership has delivered compound annual investment returns of 20% for shareholders. With annual revenues of $4.1 billion and more than $50 billion of assets under management, Colliers maximizes the potential of property and real assets to accelerate the success of our clients, our investors and our people. Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

Consolidated Revenues by Line of Service

	Three months ended				Twelve months ended
(in thousands of US$)	December 31		Change	Change	December 31		Change	Change
(LC = local currency)	2021	2020	in US$ %	in LC%	2021	2020	in US$ %	in LC%

Outsourcing & Advisory	$479,593	$377,191	27%	28%	$1,599,313	$1,226,877	30%	27%
Investment Management (1)	79,511	43,676	82%	82%	252,890	172,594	47%	46%
Leasing	336,876	215,516	56%	57%	1,000,683	686,482	46%	43%
Capital Markets	449,485	277,333	62%	63%	1,236,243	700,904	76%	73%
Total revenues	$1,345,465	$913,716	47%	48%	$4,089,129	$2,786,857	47%	44%
(1) Investment Management local currency revenues, excluding pass-through carried interest, were up 45% and 29%, respectively for the three and twelve months ended December 31, 2021.

Consolidated revenues for the fourth quarter of 2021 increased 48% on a local currency basis, driven by strong growth across all service lines and in all geographies. Consolidated internal revenues measured in local currencies were up 46% (note 3), versus prior year quarter results on robust transaction activity, particularly in industrial and multifamily asset classes. Relative to 2019 pre-pandemic peak levels, fourth quarter 2021 Capital Markets revenues were up 60% on an internal local currency basis, while Leasing revenues were up 12%.

For the year ended December 31, 2021, consolidated revenues increased 44% on a local currency basis driven by (i) strong growth in all service lines, led by Capital Markets, and Leasing, whose prior year results were impacted by the pandemic beginning in March 2020; and (ii) the favourable impact of recent acquisitions. Consolidated internal revenues measured in local currencies were up 36% (note 3). Relative to 2019 pre-pandemic peak levels, full year 2021 Capital Markets revenues were up 38% on an internal local currency basis, while Leasing revenues were up 2%.

Segmented Fourth Quarter Results
Revenues in the Americas region totalled $813.6 million for the fourth quarter, up 55% (54% in local currency) versus $524.9 million in the prior year quarter. Revenue growth was primarily driven by exceptionally strong Leasing activity led by industrial and Capital Markets activity led by industrial, land and multifamily asset classes. Outsourcing & Advisory revenues increased on robust growth in Engineering & Design, Valuation and Loan Servicing. Adjusted EBITDA was $94.5 million, up 34% (34% in local currency) over the prior year quarter. Adjusted EBITDA growth was driven by revenue growth but affected by (i) significant incremental performance-based incentive compensation expense calculated based on year over year growth in operating results, and (ii) higher discretionary and variable costs relative to reduced costs during the pandemic-impacted prior year quarter. GAAP operating earnings were $78.8 million, relative to $54.8 million in the prior year quarter.

Revenues in the EMEA region totalled $233.1 million for the fourth quarter compared to $182.5 million in the prior year quarter, up 28% (32% in local currency) with robust growth across all service lines, led by Outsourcing & Advisory and Capital Markets. Adjusted EBITDA was $42.4 million, up 19% (25% in local currency) over the prior year. GAAP operating earnings were $34.9 million versus $26.4 million in the prior year quarter.

Revenues in the Asia Pacific region totalled $219.1 million for the fourth quarter compared to $162.6 million in the prior year quarter, up 35% (36% in local currency). Revenue growth was driven by strong Capital Markets activity across the region, especially in Australia and New Zealand versus pandemic-impacted prior year quarter results. Adjusted EBITDA was $38.4 million, up 7% (7% in local currency) over the prior year quarter and was affected by significantly higher performance-based incentive compensation expense relative to the prior year quarter. GAAP operating earnings were $35.3 million, versus $30.4 million in the prior year quarter.

Investment Management revenues for the fourth quarter were $79.5 million compared to $43.7 million in the prior year quarter, up 82% (83% in local currency). Passthrough revenue from historical carried interest represented $16.4 million for the quarter versus nil in the prior year quarter. Excluding the impact of carried interest, revenue was up 44% (45% in local currency) driven by management fee growth from increased assets under management. Adjusted EBITDA was $28.3 million, up 53% (54% in local currency) over the prior year quarter. GAAP operating earnings were $19.8 million in the quarter, versus $10.4 million in the prior year quarter. Assets under management were $51.0 billion on December 31, 2021, up 29% from $39.5 billion on December 31, 2020.

Unallocated global corporate costs as reported in Adjusted EBITDA were $11.5 million in the fourth quarter, relative to $5.4 million in the prior year quarter, with the change primarily attributable to performance-based incentive compensation accruals recorded in the current year period compared to zero in the prior year period. The corporate GAAP operating loss for the quarter was $30.4 million relative to a loss of $42.5 million in the fourth quarter of 2020, with the prior year period impacted by contingent acquisition consideration expense related to acquisitions completed during the past three years.

Segmented Full Year Results
Revenues in the Americas region totalled $2.49 billion for the full year compared to $1.63 billion in the prior year, up 53% (51% in local currency). Revenue growth was primarily driven by strong results in Capital Markets, particularly industrial, land and multifamily asset classes as well as Leasing and the favourable impact of recent acquisitions. Adjusted EBITDA was $296.1 million, up 64% (62% in local currency) from $180.4 million in the prior year, on higher revenues and the positive impact of recent acquisitions. GAAP operating earnings were $233.8 million, versus $121.4 million in 2020.

EMEA region revenues were $672.7 million for the full year compared to $516.5 million in the prior year, up 30% (27% in local currency) on growth across all service lines. Adjusted EBITDA was $82.5 million, up 80% (79% in local currency) versus $45.9 million in the prior year with the improvement attributable to operating leverage from higher revenues. GAAP operating earnings were $59.6 million as compared to $8.3 million in 2020.

The Asia Pacific region generated revenues of $673.7 million for the full year compared to $470.6 million in the prior year, up 43% (36% in local currency). Revenue growth was driven by a rebound in activity across all service lines, led by Capital Markets. Adjusted EBITDA was $95.2 million, up 44% (36% in local currency) versus $66.3 million in the prior year. GAAP operating earnings were $82.0 million, versus $45.2 million in the prior year.

Investment Management revenues were $252.9 million compared to $172.6 million in the prior year, up 47% (46% in local currency). Pass-through revenue from historical carried interest represented $35.0 million in the current year, versus $4.2 million in the prior year. Excluding the impact of pass-through revenue, revenues were up 29% (29% in local currency) and were positively impacted by strong fundraising in both open and closed-ended fund series. Adjusted EBITDA was $95.1 million, up 37% (37% in local currency), relative to $69.5 million in the prior year. GAAP operating earnings were $63.7 million, versus $40.7 million in 2020.

Unallocated global corporate costs as reported in Adjusted EBITDA were $24.7 million in 2021, relative to $0.7 million in the prior year with the change attributable to significant performance-based incentive compensation accruals relative to zero in the prior year. The corporate GAAP operating loss, inclusive of the LTIA settlement, was $570.6 million, relative to $51.1 million in 2020.

Conference Call
Colliers will be holding a conference call on Thursday, February 10, 2022 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call, as well as a supplemental slide presentation, will be simultaneously web cast and can be accessed live or after the call at corporate.colliers.com in the Events section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in average capitalization rates across different property types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain major clients and renew related contracts; the ability to retain and incentivize producers; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company’s services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of global climate change; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations related to our global operations, including real estate and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors are identified in the Company’s other periodic filings with Canadian and US securities regulators (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
Non-GAAP Measures
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) the settlement of the LTIA; (v) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (vi) gains attributable to MSRs; (vii) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (viii) restructuring costs and (ix) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Twelve months ended
	December 31		December 31
(in thousands of US$)	2021	2020	2021	2020

Net earnings (loss)	$99,741	$49,568	$(237,557)	$94,489
Income tax	37,020	22,980	85,510	42,046
Other income, including equity earnings from non-consolidated investments	(5,726)	(1,427)	(11,273)	(2,906)
Interest expense, net	7,319	8,322	31,819	30,949
Operating earnings (loss)	138,354	79,443	(131,501)	164,578
Settlement of LTIA	-	-	471,928	-
Depreciation and amortization	38,155	38,795	145,094	125,906
Gains attributable to MSRs	(8,486)	(9,668)	(29,214)	(17,065)
Equity earnings from non-consolidated investments	1,565	1,468	6,190	2,919
Acquisition-related items	11,235	34,349	61,008	45,848
Restructuring costs	5,018	6,947	6,484	29,628
Stock-based compensation expense	6,169	3,572	14,349	9,628
Adjusted EBITDA	$192,010	$154,906	$544,338	$361,442

2. Reconciliation of net earnings and diluted net earnings per common share to adjusted net earnings and adjusted EPS:

Adjusted EPS is defined as diluted net earnings per share as calculated under the “if-converted” method, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) the settlement of the LTIA; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (iv) gains attributable to MSRs; (v) acquisition-related items; (vi) restructuring costs and (vii) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

Adjusted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. The “if-converted” method is dilutive for the adjusted EPS calculation for all periods presented.

	Three months ended		Twelve months ended
	December 31		December 31
(in thousands of US$)	2021	2020	2021	2020

Net earnings (loss)	$99,741	$49,568	$(237,557)	$94,489
Non-controlling interest share of earnings	(20,317)	(15,666)	(53,465)	(29,572)
Interest on Convertible Notes	2,300	2,300	9,200	5,673
Settlement of LTIA	-	-	471,928	-
Amortization of intangible assets	25,202	27,544	99,221	86,557
Gains attributable to MSRs	(8,486)	(9,668)	(29,214)	(17,065)
Acquisition-related items	11,235	34,349	61,008	45,848
Restructuring costs	5,018	6,947	6,484	29,628
Stock-based compensation expense	6,169	3,572	14,349	9,628
Income tax on adjustments	(8,099)	(15,115)	(35,216)	(35,350)
Non-controlling interest on adjustments	(2,871)	(4,257)	(12,791)	(11,479)
Adjusted net earnings	$109,892	$79,574	$293,947	$178,357

	Three months ended		Twelve months ended
	December 31		December 31
(in US$)	2021	2020	2021	2020

Diluted net earnings (loss) per common share(1)	$0.89	$0.76	$(8.21)	$1.15
Interest on Convertible Notes, net of tax	0.03	0.04	0.14	0.10
Non-controlling interest redemption increment	0.74	0.01	2.09	0.37
Settlement of LTIA	-	-	9.92	-
Amortization expense, net of tax	0.31	0.35	1.25	1.23
Gains attributable to MSRs, net of tax	(0.10)	(0.09)	(0.34)	(0.22)
Acquisition-related items	0.18	0.53	0.93	0.82
Restructuring costs, net of tax	0.07	0.12	0.10	0.51
Stock-based compensation expense, net of tax	0.13	0.07	0.30	0.22
Adjusted EPS	$2.25	$1.79	$6.18	$4.18

Diluted weighted average shares for Adjusted EPS (thousands)	48,867	44,365	47,559	42,647
(1)Amounts shown reflect the "if-converted" method's dilutive impact on the adjusted EPS calculation for the years ended December 31, 2021 and 2020.

3. Local currency revenue growth rate and internal revenue growth rate measures

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

4. Assets under management

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

COLLIERS INTERNATIONAL GROUP INC.
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(in thousands of US$, except per share amounts)
	Three months		Twelve months
	ended December 31		ended December 31
(unaudited)	2021	2020	2021	2020

Revenues	$1,345,465	$913,716	$4,089,129	$2,786,857

Cost of revenues	830,361	543,124	2,519,866	1,740,860
Selling, general and administrative expenses	327,360	218,005	1,022,734	709,665
Depreciation	12,953	11,251	45,873	39,349
Amortization of intangible assets	25,202	27,544	99,221	86,557
Acquisition-related items (1)	11,235	34,349	61,008	45,848
Settlement of long-term incentive arrangement (2)	-	-	471,928	-
Operating earnings (loss)	138,354	79,443	(131,501)	164,578
Interest expense, net	7,319	8,322	31,819	30,949
Equity earnings from unconsolidated investments	(1,565)	(1,468)	(6,190)	(2,919)
Other income	(4,161)	41	(5,083)	13
Earnings (loss) before income tax	136,761	72,548	(152,047)	136,535
Income tax	37,020	22,980	85,510	42,046
Net earnings (loss)	99,741	49,568	(237,557)	94,489
Non-controlling interest share of earnings	20,317	15,666	53,465	29,572
Non-controlling interest redemption increment	36,136	270	99,316	15,843
Net earnings (loss) attributable to Company	$43,288	$33,632	$(390,338)	$49,074

Net earnings (loss) per common share

Basic	$0.98	$0.84	$(9.09)	$1.23

Diluted (3)	$0.92	$0.80	$(9.09)	$1.22

Adjusted EPS (4)	$2.25	$1.79	$6.18	$4.18

Weighted average common shares (thousands)
Basic	44,038	40,111	42,920	39,986
Diluted	48,867	44,365	42,920	40,179

Notes to Condensed Consolidated Statements of Earnings
(1)	Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs.
(2)	Settlement of Long-Term Incentive Arrangement with the Company’s Chairman and CEO as approved by 95% of the Company’s disinterested shareholders. The settlement resulted in a cash payment of $96,200 and the issuance of 3,572,858 Subordinate Voting Shares on April 16, 2021.
(3)	Diluted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. The “if-converted” method is dilutive for the three-months ended December 31, 2021 and 2020. The “if-converted” method is anti-dilutive for the years ended December 31, 2021 and 2020.
(4)	See definition and reconciliation above.

COLLIERS INTERNATIONAL GROUP INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of US$)

	December 31,	December 31,
(unaudited)	2021	2020

Assets
Cash and cash equivalents	$396,745	$156,614
Restricted cash (1)	28,526	20,919
Accounts receivable and contract assets	573,710	433,250
Warehouse receivables (2)	174,717	232,207
Prepaids and other assets	353,220	192,821
Real estate assets held for sale	1,286	-
Current assets	1,528,204	1,035,811
Other non-current assets	120,071	94,679
Fixed assets	144,755	129,221
Operating lease right-of-use assets	316,517	288,134
Deferred tax assets, net	68,502	45,008
Goodwill and intangible assets	1,652,878	1,699,314
Real estate assets held for sale	42,803	-
Total assets	$3,873,730	$3,292,167

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$1,082,774	$748,660
Other current liabilities	186,089	53,661
Long-term debt - current	1,458	9,024
Warehouse credit facilities (2)	162,911	218,018
Operating lease liabilities - current	80,928	78,923
Liabilities related to real estate assets held for sale	6	-
Current liabilities	1,514,166	1,108,286
Long-term debt - non-current	529,596	470,871
Operating lease liabilities - non-current	296,633	251,680
Other liabilities	120,489	158,366
Deferred tax liabilities, net	42,371	50,523
Convertible notes	225,214	223,957
Liabilities related to real estate assets held for sale	23,089	-
Redeemable non-controlling interests	536,903	442,375
Shareholders' equity	585,269	586,109
Total liabilities and equity	$3,873,730	$3,292,167

Supplemental balance sheet information
Total debt (3)	$531,054	$479,895
Total debt, net of cash and cash equivalents (3)	134,309	323,281
Net debt / pro forma adjusted EBITDA ratio (4)	0.3	1.0

Note to Condensed Consolidated Balance Sheets
(1) Restricted cash consists primarily of cash amounts set aside to satisfy legal or contractual requirements arising in the normal course of business.
(2) Warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under warehouse credit facilities which fund loans that financial institutions have committed to purchase.
(3) Excluding warehouse credit facilities and convertible notes.
(4) Net debt for financial leverage ratio excludes restricted cash, warehouse credit facilities and convertible notes, in accordance with debt agreements.

COLLIERS INTERNATIONAL GROUP INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of US$)
	Three months ended		Twelve months ended
	December 31		December 31
(unaudited)	2021	2020	2021	2020

Cash provided by (used in)

Operating activities
Net earnings (loss)	$99,740	$49,568	$(237,557)	$94,489
Items not affecting cash:
Depreciation and amortization	38,155	38,795	145,094	125,906
Settlement of long-term incentive arrangement	-	-	375,742	-
Gains attributable to mortgage servicing rights	(8,486)	(9,668)	(29,214)	(17,065)
Gains attributable to the fair value of loan premiums and origination fees	(14,040)	(22,418)	(48,839)	(38,531)
Deferred income tax	(4,081)	3,790	(37,538)	(13,184)
Other	18,871	43,214	105,933	80,497
	130,159	103,281	273,621	232,112

(Increase) decrease in accounts receivable, prepaid expenses and other assets	(182,709)	(31,683)	(322,331)	49,039
Increase (decrease) in accounts payable, accrued expenses and other liabilities	77,561	(73,645)	153,119	(13,901)
(Decrease) increase in accrued compensation	172,044	67,780	246,278	(78,591)
Contingent acquisition consideration paid	(7,545)	(2,540)	(18,017)	(18,224)
Proceeds from sale of mortgage loans	607,795	744,907	2,577,283	1,226,041
Origination of mortgage loans	(608,750)	(769,532)	(2,467,733)	(1,395,734)
(Decrease) increase in warehouse credit facilities	10,006	36,802	(55,107)	193,168
(Repurchases from) sales to AR Facility, net	(120,654)	(13,141)	(98,133)	(27,431)
Net cash provided by operating activities	77,907	62,229	288,980	166,479

Investing activities
Acquisition of businesses, net of cash acquired	(56,035)	(1,692)	(60,832)	(205,608)
Purchases of fixed assets	(13,501)	(10,823)	(57,951)	(40,353)
Purchase of held for sale real estate assets	(20,973)	(38,464)	(31,074)	(84,382)
Proceeds from sale of held for sale real estate assets	10,080	84,382	10,080	178,604
Cash collections on AR facility deferred purchase price	116,907	13,862	151,202	51,994
Other investing activities	(25,903)	(12,573)	(60,839)	(13,713)
Net cash (used in) provided by investing activities	10,575	34,692	(49,414)	(113,458)

Financing activities
Increase (decrease) in long-term debt, net	157,060	(181,192)	72,063	(163,064)
Issuance of convertible notes	-	-	-	230,000
(Purchases) sales of non-controlling interests, net	14,648	(813)	(5,534)	(19,791)
Dividends paid to common shareholders	-	-	(4,209)	(3,992)
Distributions paid to non-controlling interests	(8,010)	(6,636)	(51,508)	(35,698)
Other financing activities	(916)	4,581	7,789	(6,406)
Net cash provided by (used in) financing activities	162,782	(184,060)	18,601	1,049

Effect of exchange rate changes on cash	(5,464)	16,939	(10,429)	8,470

Net change in cash and cash equivalents and restricted cash	245,800	(70,200)	247,738	62,540
Cash and cash equivalents and restricted cash, beginning of period	179,471	247,733	177,533	114,993
Cash and cash equivalents and restricted cash, end of period	$425,271	$177,533	$425,271	$177,533

COLLIERS INTERNATIONAL GROUP INC.
SEGMENTED RESULTS
(in thousands of US dollars)

			Asia	Investment
(unaudited)	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Three months ended December 31

2021
Revenues	$813,573	$233,116	$219,089	$79,523	$164	$1,345,465
Adjusted EBITDA	94,476	42,367	38,391	28,277	(11,501)	192,010
Operating earnings (loss)	78,818	34,903	35,281	19,759	(30,407)	138,354

2020
Revenues	$524,860	$182,461	$162,616	$43,676	$103	$913,716
Adjusted EBITDA	70,267	35,599	36,034	18,425	(5,419)	154,906
Operating earnings (loss)	54,834	26,407	30,354	10,391	(42,543)	79,443

			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Twelve months ended December 31

2021
Revenues	$2,489,217	$672,737	$673,661	$252,890	$624	$4,089,129
Adjusted EBITDA	296,133	82,505	95,238	95,122	(24,660)	544,338
Operating earnings (loss)	233,788	59,606	82,023	63,659	(570,577)	(131,501)

2020
Revenues	$1,626,372	$516,507	$470,632	$172,594	$752	$2,786,857
Adjusted EBITDA	180,427	45,934	66,292	69,488	(699)	361,442
Operating earnings (loss)	121,371	8,336	45,221	40,738	(51,088)	164,578

COMPANY CONTACTS:
Jay S. Hennick
Global Chairman & Chief Executive Officer

Christian Mayer
Global Chief Financial Officer
(416) 960-950